RECEIVED

2007 JUN -5 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

SUPPL

München, 29.05.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a) Notification of securities transactions by a member of the management board, dated May 23, 2007

b) Notification of securities transactions by a member of the management board, dated May 23, 2007

c) Notification of securities transactions by a member of the management board, dated May 24, 2007

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

Jw 6/7

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Vorstand:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

Von: FERINO, Petra
Gesendet: Donnerstag, 24. Mai 2007 17:05
An: FISCHER, Christiane
Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

Mit freundlichen Grüßen

Petra Ferino
MTU Aero Engines GmbH
Sekretariat AR
Dachauer Str. 665
80995 Muenchen
Germany

Tel +49 (0)89 14 89-62 30
Fax +49 (0)89 14 89-5814
mailto:petra.ferino@muc.mtu.de
http://www.mtu.de

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Donnerstag, 24. Mai 2007 17:04
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 23.05.2007
Kurs/Preis: 44,705
Währung: EUR
Stückzahl: 50000,00
Gesamtvolumen: 2235250,00
Ort: aus serbörslich

Zu veröffentlichende Erläuterung:

Korrektur der Directors' Dealings Meldung vom 24.05.2007, 15.30 Uhr

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX
Notiert: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in
Berlin-Bremen, Düsseldorf, Hamburg, München und Stuttgart

Ende der Directors' Dealings-Mitteilung (c) DGAP 24.05.2007

ID 2373

-

Announcement

Notification concerning transactions by persons performing managerial
responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.

The person with duty of notification is solely responsible for the content of this announcement.

Details of the person subject to the disclosure requirement
Company: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person performing managerial responsibilities, triggering the disclosure requirement for the legal person
Details of the person performing managerial responsibilities
Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares**ISIN/WKN of the financial instrument: DE000A0D9PT0**
Type of transaction: Sale
Date: 23.05.2007
Price: 44.705
Currency: EUR
No. of items: 50000.00
Total amount traded: 2235250.00
Place: over the counter

Explanation for publication:

Correction of the Directors' Dealings Announcement from May 24, 2007, 3.30 p.m.

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX
Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, München und Stuttgart

End of Directors' Dealings Notification (c) DGAP 24.05.2007

ID 2373

End of news

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung

	Bloomberg	24.05.2007 17:00
	Reuters	24.05.2007 17:00
	vwd	24.05.2007 17:00

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	24.05.2007 17:00
	dpa-afx	24.05.2007 17:00
	dgap.de	24.05.2007 17:00
	FTD	24.05.2007 17:00

Europäsiche Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	24.05.2007 17:00
	Belgien	De Tijd	24.05.2007 17:00
	Belgien	Belga	24.05.2007 17:00
	Bulgarien	Pari	24.05.2007 17:00
	Bulgarien	econ.bg	24.05.2007 17:00
	Bulgarien	BTA	24.05.2007 17:00
	Dänemark	Borsen	24.05.2007 17:00
	Dänemark	ErhvervsBladet	24.05.2007 17:00
	Estland	Postimees	24.05.2007 17:00
	Estland	Eesti Ekspress	24.05.2007 17:00
	Estland/Lettland/Litauen	BNS	24.05.2007 17:00
	Finnland	Kauppalehti Oy	24.05.2007 17:00
	Finnland	Helsingin Sanomat	24.05.2007 17:00

Frankreich	Les Echos	24.05.2007 17:00
Frankreich	boursier.com	24.05.2007 17:00
Frankreich	AFP	24.05.2007 17:00
Griechenland	Express	24.05.2007 17:00
Griechenland	Reporter.gr	24.05.2007 17:00
Griechenland	ANA	24.05.2007 17:00
Großbritannien	The Financial Times	24.05.2007 17:00
Großbritannien	FT.com	24.05.2007 17:00
Großbritannien/Irland	Press Association	24.05.2007 17:00
Irland	Irish Independent	24.05.2007 17:00
Irland	The Irish Times	24.05.2007 17:00
Island	Vidskiptabladid	24.05.2007 17:00
Island	mbl.is	24.05.2007 17:00
Italien	Il Sole 24 Ore	24.05.2007 17:00
Italien	AGI	24.05.2007 17:00
Kroatien	Poslovni dnevnik	24.05.2007 17:00
Kroatien	Banka magazine	24.05.2007 17:00
Kroatien	Hina	24.05.2007 17:00
Lettland	Dienas Bizness	24.05.2007 17:00
Lettland	FinanceNet	24.05.2007 17:00
Liechtenstein	Liechtensteiner Volksblatt	24.05.2007 17:00
Liechtenstein	Radio Liechtenstein	24.05.2007 17:00
Litauen	Verslo Zinios	24.05.2007 17:00
Luxemburg	Luxemburger Wort	24.05.2007 17:00

Luxemburg	wort.lu	24.05.2007 17:00
Malta	Independent	24.05.2007 17:00
Malta	The Times of Malta	24.05.2007 17:00
Niederlande	Financieele Dagblad	24.05.2007 17:00
Niederlande	IEX.nl	24.05.2007 17:00
Niederlande	ANP	24.05.2007 17:00
Norwegen	aftenposten.no	24.05.2007 17:00
Norwegen	Aftenposten	24.05.2007 17:00
Norwegen	NTB	24.05.2007 17:00
Polen	Gazeta Prawna	24.05.2007 17:00
Polen	Parkiet	24.05.2007 17:00
Polen	PAP	24.05.2007 17:00
Portugal	Expresso	24.05.2007 17:00
Portugal	Lusa	24.05.2007 17:00
Portugal	Diario Economico	24.05.2007 17:00
Rumänien	Capital	24.05.2007 17:00
Rumänien	Ziarul financiar	24.05.2007 17:00
Rumänien	Rompres	24.05.2007 17:00
Schweden	Dagens Industri	24.05.2007 17:00
Schweden	e24	24.05.2007 17:00
Schweiz	AWP	24.05.2007 17:00
Schweiz	Finanz und Wirtschaft	24.05.2007 17:00
Schweiz	finanzinfo.ch	24.05.2007 17:00
Skandinavien / Baltikum	OMX Group	24.05.2007 17:00

Slowakei	Hospodarske noviny	24.05.2007 17:00
Slowakei	oPeniazoch	24.05.2007 17:00
Slowakei	TASR	24.05.2007 17:00
Slowenien	Finance	24.05.2007 17:00
Slowenien	Kapital (not daily)	24.05.2007 17:00
Slowenien	STA	24.05.2007 17:00
Spanien	La Gacetta	24.05.2007 17:00
Spanien	CincoDias	24.05.2007 17:00
Spanien	EFE	24.05.2007 17:00
Tschechische Republik	Hospodarske Noviny	24.05.2007 17:00
Tschechische Republik	hn.ihned.cz	24.05.2007 17:00
Tschechische Republik	CTK	24.05.2007 17:00
Ungarn	MTI	24.05.2007 17:00
Ungarn	magyartokepiac.hu	24.05.2007 17:00
Ungarn	Magyar Tokepiac	24.05.2007 17:00
Zypern	xak.com	24.05.2007 17:00
Zypern	CNA	24.05.2007 17:00
Zypern	Financial Mirror	24.05.2007 17:00
Österreich	WirtschaftsBlatt	24.05.2007 17:00
Österreich	wirtschaftsblatt.at	24.05.2007 17:00
Österreich	APA	24.05.2007 17:00

Von: FERINO, Petra
Gesendet: Donnerstag, 24. Mai 2007 12:31
An: FISCHER, Christiane
Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

Mit freundlichen Grüßen

Petra Ferino
MTU Aero Engines GmbH
Sekretariat AR
Dachauer Str. 665
80995 Muenchen
Germany

Tel +49 (0)89 14 89-62 30
Fax +49 (0)89 14 89-5814
mailto:petra.ferino@muc.mtu.de
http://www.mtu.de

RECEIVED

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Donnerstag, 24. Mai 2007 12:30
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung



EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Kessler
Vorname: Bernd
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 23.05.2007
Kurs/Preis: 45,00
Währung: EUR
Stückzahl: 50000,00
Gesamtvolumen: 2250000,00
Ort: ausserbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX
Notiert: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, München und Stuttgart

Ende der Directors' Dealings-Mitteilung (c) DGAP 24.05.2007

ID 2367

-

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Kessler
First name: Bernd
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 23.05.2007
Price: 45.00
Currency: EUR
No. of items: 50000.00
Tota l amount traded: 2250000.00
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX
Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, München und Stuttgart

End of Directors' Dealings Notification (c) DGAP 24.05.2007

ID 2367

-

End of news

Verbreitungsnetzwerk: 100-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	24.05.2007 12:20
Reuters	24.05.2007 12:20
vwd	24.05.2007 12:20

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	24.05.2007 12:20
	dpa-afx	24.05.2007 12:20
	dgap.de	24.05.2007 12:20
	FTD	24.05.2007 12:20

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	24.05.2007 12:20
Belgien	De Tijd	24.05.2007 12:20
Belgien	Belga	24.05.2007 12:20
Bulgarien	Pari	24.05.2007 12:20
Bulgarien	econ.bg	24.05.2007 12:20
Bulgarien	BTA	24.05.2007 12:20
Dänemark	Borsen	24.05.2007 12:20
Dänemark	ErhvervsBladet	24.05.2007 12:20
Estland	Postimees	24.05.2007 12:20
Estland	Eesti Ekspress	24.05.2007 12:20
Estland/Lettland/Litauen	BNS	24.05.2007 12:20
Finnland	Kauppalehti Oy	24.05.2007 12:20
Finnland	Helsingin Sanomat	24.05.2007 12:20
Frankreich	Les Echos	24.05.2007 12:20
Frankreich	boursier.com	24.05.2007 12:20
Frankreich	AFP	24.05.2007 12:20
Griechenland	Express	24.05.2007 12:20

Griechenland	Reporter.gr	24.05.2007 12:20
Griechenland	ANA	24.05.2007 12:20
Großbritannien	The Financial Times	24.05.2007 12:20
Großbritannien	FT.com	24.05.2007 12:20
Großbritannien/Irland	Press Association	24.05.2007 12:20
Irland	Irish Independent	24.05.2007 12:20
Irland	The Irish Times	24.05.2007 12:20
Island	Vidskiptabladid	24.05.2007 12:20
Island	mbl.is	24.05.2007 12:20
Italien	Il Sole 24 Ore	24.05.2007 12:20
Italien	AGI	24.05.2007 12:20
Kroatien	Poslovni dnevnik	24.05.2007 12:20
Kroatien	Banka magazine	24.05.2007 12:20
Kroatien	Hina	24.05.2007 12:20
Lettland	Dienas Bizness	24.05.2007 12:20
Lettland	FinanceNet	24.05.2007 12:20
Liechtenstein	Liechtensteiner Volksblatt	24.05.2007 12:20
Liechtenstein	Radio Liechtenstein	24.05.2007 12:20
Litauen	Verslo Zinios	24.05.2007 12:20
Luxemburg	Luxemburger Wort	24.05.2007 12:20
Luxemburg	wort.lu	24.05.2007 12:20
Malta	Independent	24.05.2007 12:20
Malta	The Times of Malta	24.05.2007 12:20
Niederlande	Financieele Dagblad	24.05.2007 12:20

	Niederlande	IEX.nl	24.05.2007 12:20
	Niederlande	ANP	24.05.2007 12:20
	Norwegen	aftenposten.no	24.05.2007 12:20
	Norwegen	Aftenposten	24.05.2007 12:20
	Norwegen	NTB	24.05.2007 12:20
	Polen	Gazeta Prawna	24.05.2007 12:20
	Polen	Parkiet	24.05.2007 12:20
	Polen	PAP	24.05.2007 12:20
	Portugal	Expresso	24.05.2007 12:20
	Portugal	Lusa	24.05.2007 12:20
	Portugal	Diario Economico	24.05.2007 12:20
	Rumänien	Capital	24.05.2007 12:20
	Rumänien	Ziarul financiar	24.05.2007 12:20
	Rumänien	Rompres	24.05.2007 12:20
	Schweden	Dagens Industri	24.05.2007 12:20
	Schweden	e24	24.05.2007 12:20
	Schweiz	AWP	24.05.2007 12:20
	Schweiz	Finanz und Wirtschaft	24.05.2007 12:20
	Schweiz	finanzinfo.ch	24.05.2007 12:20
	Skandinavien / Baltikum	OMX Group	24.05.2007 12:20
	Slowakei	Hospodarske noviny	24.05.2007 12:20
	Slowakei	oPeniazoch	24.05.2007 12:20
	Slowakei	TASR	24.05.2007 12:20
	Slowenien	Finance	24.05.2007 12:20

Slowenien	Kapital (not daily)	24.05.2007 12:20
Slowenien	STA	24.05.2007 12:20
Spanien	La Gacetta	24.05.2007 12:20
Spanien	CincoDias	24.05.2007 12:20
Spanien	EFE	24.05.2007 12:20
Tschechische Republik	Hospodarske Noviny	24.05.2007 12:20
Tschechische Republik	hn.ihned.cz	24.05.2007 12:20
Tschechische Republik	CTK	24.05.2007 12:20
Ungarn	MTI	24.05.2007 12:20
Ungarn	magyartokepiac.hu	24.05.2007 12:20
Ungarn	Magyar Tokepiac	24.05.2007 12:20
Zypern	xak.com	24.05.2007 12:20
Zypern	CNA	24.05.2007 12:20
Zypern	Financial Mirror	24.05.2007 12:20
Österreich	WirtschaftsBlatt	24.05.2007 12:20
Österreich	wirtschaftsblatt.at	24.05.2007 12:20
Österreich	APA	24.05.2007 12:20

Von: FERINO, Petra
Gesendet: Donnerstag, 24. Mai 2007 17:15
An: FISCHER, Christiane
Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

Mit freundlichen Grüßen

Petra Ferino
MTU Aero Engines GmbH
Sekretariat AR
Dachauer Str. 665
80995 Muenchen
Germany

Tel +49 (0)89 14 89-62 30
Fax +49 (0)89 14 89-5814
mailto:petra.ferino@muc.mtu.de
http://www.mtu.de

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Donnerstag, 24. Mai 2007 17:15
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 24.05.2007
Kurs/Preis: 45,965
Währung: EUR
Stückzahl: 35973,00
Gesamtvolumen: 1653498,95
Ort: aus serbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX
Notiert: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in
Berlin-Bremen, Düsseldorf, Hamburg, München und Stuttgart

Ende der Directors' Dealings-Mitteilung (c) DGAP 24.05.2007

ID 2374

-

Announcement

Notification concerning transactions by persons performing managerial
responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Company: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person performing managerial responsibilities, triggering the disclosure requirement for the legal person
Details of the person performing managerial responsibilities
Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares**ISIN/WKN of the financial instrument: DE000A0D9PT0**
Type of transaction: Sale
Date: 24.05.2007
Price: 45.965
Currency: EUR
No. of items: 35973.00
Total amount traded: 1653498.95
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX
Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, München und Stuttgart

End of Directors' Dealings Notification (c) DGAP 24.05.2007

ID 2374

-

End of news

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungsystem	Einspeisung
	Bloomberg	24.05.2007 17:12
	Reuters	24.05.2007 17:12
vwd:	vwd	24.05.2007 17:12

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	24.05.2007 17:12
	dpa-afx	24.05.2007 17:12
	dgap.de	24.05.2007 17:12
	FTD	24.05.2007 17:12

Europäsiche Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	24.05.2007 17:12
	Belgien	De Tijd	24.05.2007 17:12
	Belgien	Belga	24.05.2007 17:12
	Bulgarien	Pari	24.05.2007 17:12
	Bulgarien	econ.bg	24.05.2007 17:12
	Bulgarien	BTA	24.05.2007 17:12
	Dänemark	Borsen	24.05.2007 17:12
	Dänemark	ErhvervsBladet	24.05.2007 17:12
	Estland	Postimees	24.05.2007 17:12
	Estland	Eesti Ekspress	24.05.2007 17:12
	Estland/Lettland/Litauen	BNS	24.05.2007 17:12
	Finnland	Kauppalehti Oy	24.05.2007 17:12
	Finnland	Helsingin Sanomat	24.05.2007 17:12
	Frankreich	Les Echos	24.05.2007 17:12
	Frankreich	boursier.com	24.05.2007 17:12
	Frankreich	AFP	24.05.2007 17:12
	Griechenland	Express	24.05.2007 17:12

Griechenland	Reporter.gr	24.05.2007 17:12
Griechenland	ANA	24.05.2007 17:12
Großbritannien	The Financial Times	24.05.2007 17:12
Großbritannien	FT.com	24.05.2007 17:12
Großbritannien/Irland	Press Association	24.05.2007 17:12
Irland	Irish Independent	24.05.2007 17:12
Irland	The Irish Times	24.05.2007 17:12
Island	Vidskiptabladid	24.05.2007 17:12
Island	mbl.is	24.05.2007 17:12
Italien	Il Sole 24 Ore	24.05.2007 17:12
Italien	AGI	24.05.2007 17:12
Kroatien	Poslovni dnevnik	24.05.2007 17:12
Kroatien	Banka magazine	24.05.2007 17:12
Kroatien	Hina	24.05.2007 17:12
Lettland	Dienas Bizness	24.05.2007 17:12
Lettland	FinanceNet	24.05.2007 17:12
Liechtenstein	Liechtensteiner Volksblatt	24.05.2007 17:12
Liechtenstein	Radio Liechtenstein	24.05.2007 17:12
Litauen	Verslo Zinios	24.05.2007 17:12
Luxemburg	Luxemburger Wort	24.05.2007 17:12
Luxemburg	wort.lu	24.05.2007 17:12
Malta	Independent	24.05.2007 17:12
Malta	The Times of Malta	24.05.2007 17:12
Niederlande	Financieele Dagblad	24.05.2007 17:12

Niederlande	IEX.nl	24.05.2007 17:12
Niederlande	ANP	24.05.2007 17:12
Norwegen	aftenposten.no	24.05.2007 17:12
Norwegen	Aftenposten	24.05.2007 17:12
Norwegen	NTB	24.05.2007 17:12
Polen	Gazeta Prawna	24.05.2007 17:12
Polen	Parkiet	24.05.2007 17:12
Polen	PAP	24.05.2007 17:12
Portugal	Expresso	24.05.2007 17:12
Portugal	Lusa	24.05.2007 17:12
Portugal	Diario Economico	24.05.2007 17:12
Rumänien	Capital	24.05.2007 17:12
Rumänien	Ziarul financiar	24.05.2007 17:12
Rumänien	Rompres	24.05.2007 17:12
Schweden	Dagens Industri	24.05.2007 17:12
Schweden	e24	24.05.2007 17:12
Schweiz	AWP	24.05.2007 17:12
Schweiz	Finanz und Wirtschaft	24.05.2007 17:12
Schweiz	finanzinfo.ch	24.05.2007 17:12
Skandinavien / Baltikum	OMX Group	24.05.2007 17:12
Slowakei	Hospodarske noviny	24.05.2007 17:12
Slowakei	oPeniazoch	24.05.2007 17:12
Slowakei	TASR	24.05.2007 17:12
Slowenien	Finance	24.05.2007 17:12

Slowenien	Kapital (not daily)	24.05.2007 17:12
Slowenien	STA	24.05.2007 17:12
Spanien	La Gacetta	24.05.2007 17:12
Spanien	CincoDias	24.05.2007 17:12
Spanien	EFE	24.05.2007 17:12
Tschechische Republik	Hospodarske Noviny	24.05.2007 17:12
Tschechische Republik	hn.ihned.cz	24.05.2007 17:12
Tschechische Republik	CTK	24.05.2007 17:12
Ungarn	MTI	24.05.2007 17:12
Ungarn	magyartokepiac.hu	24.05.2007 17:12
Ungarn	Magyar Tokepiac	24.05.2007 17:12
Zypern	xak.com	24.05.2007 17:12
Zypern	CNA	24.05.2007 17:12
Zypern	Financial Mirror	24.05.2007 17:12
Österreich	WirtschaftsBlatt	24.05.2007 17:12
Österreich	wirtschaftsblatt.at	24.05.2007 17:12
Österreich	APA	24.05.2007 17:12

END